                                                                                                                      CONFORMED COPY
                                         FORM 18-K/A

                 For Foreign Governments and Political Subdivisions Thereof

                             SECURITIES AND EXCHANGE COMMISSION
                                   Washington, D.C. 20549

                                     AMENDMENT NO. 1 TO
                                        ANNUAL REPORT
                                             of
                                     PROVINCE OF ONTARIO
                                          (Canada)
                                    (Name of Registrant)

                           Date of end of last fiscal year: March 31, 2003

                                   SECURITIES REGISTERED*
                            (As of the close of the fiscal year)

      Title of Issue               Amounts as to which           Names of exchanges
                                   registration is effective     on which registered

      N/A                          N/A                           N/A

                Name and address of persons authorized to receive notices and communications from the Securities and Exchange Commission:

                                        Ariel Delouya
                                         Counsellor
                                      Canadian Embassy
                                501 Pennsylvania Avenue N.W.
                                   Washington, D.C. 20001

                                         Copies to:
                                       Brice T. Voran
                                   Shearman & Sterling LLP
                             Commerce Court West, 199 Bay Street
                              Toronto, Ontario, Canada M5L IE8

* The Registrant is filing this annual report on a voluntary basis.

                                                          PROVINCE OF ONTARIO

                  The  undersigned  registrant  hereby  amends its Annual  Report on Form 18-K for the fiscal year ended March 31, 2003
(the "Annual  Report"),  by replacing the financial table found on page 20 of Exhibit (d) to the Annual Report with the financial table found in the following exhibit:

                  Exhibit (e)       Ontario's Revenue.

                                                               SIGNATURE

                  Pursuant to the  requirements  of the Securities  Exchange Act of 1934, the registrant has duly caused this amendment to the annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at Toronto, Ontario.

                                                     PROVINCE OF ONTARIO
                                                     (Name of registrant)

January 16, 2004                           By:    /s/ Michael D. Manning
                                                -------------------------------------------------
                                                Name:     Michael D. Manning
                                                Title:    Executive Director (Acting)
                                                          Capital Markets Division
                                                          Ontario Financing Authority

                                                             Exhibit Index

Exhibit (e):               Ontario's Revenue.

                                                                                        EXHIBIT (e)

                                                                                        Ontario's Revenue

                                                           ONTARIO'S REVENUE

                                                                                                                             % of Total
                                                     Restated(2)      Restated(2)      Restated(2)                 Outlook     Revenue
                                         1998-99       1999-00          2000-01          2001-02     2002-03     2003-04(1)    2003-04
                                                                                 (in millions)
Taxation Revenue
 Personal Income Tax................   $ 17,190       $ 17,617         $ 17,911         $ 19,097   $ 18,195       $ 18,600       26.8
 Retail Sales Tax...................     11,651         12,879           13,735           13,803     14,183         14,550       20.9
 Corporations Tax...................      7,447          8,095            9,200            6,646      7,459          7,215       10.4
 Employer Health Tax................      2,882          3,118            3,424            3,502      3,589          3,705        5.3
 Gasoline & Fuel Taxes..............      2,660          2,819            2,820            2,851      2,988          3,005        4.3
 Tobacco Tax........................        447            481              504              703      1,183          1,310        1.9
 Land Transfer Tax..................        470            565              642              665        814            835        1.2
 Electricity    Payments-In-Lieu   of        --          1,089              907              387        711            532        0.8
Taxes...............................
 Other Taxation.....................        330            307              333              371        429            195        0.3
                                         43,077         46,970           49,476           48,025     49,551         49,947       71.8
Other Revenue
 Income from Investment In Government
    Business  Enterprises...........      2,547          3,708            3,855            3,345      3,942          3,434        4.9
 Vehicle and Driver Registration Fees       890            911              929              941        982            933        1.3
 Electricity Debt Retirement Charge.         --             --               --               --        889            979        1.4
 Liquor Licences....................        519            539              525              530        530            477        0.7
 Other Fees and Licenses............        661            511              503              474        606            531        0.8
 Royalties..........................        289            345              235              224        304            225        0.3
 Sales and Rentals..................        640          2,133              637              344        560            571        0.8
 Power Sales........................         --            741              695              815        635            611        0.9
 Reimbursements......................     2,408          1,942            1,809            1,592      1,111          1,208        1.7
 Miscellaneous......................        240          1,119            1,251            2,205        605            352        0.5
                                          5,647          8,241            6,584            7,125      6,222          5,887        8.5
Government of Canada
 Canada Health and Social Transfer..      3,553          4,722            4,895            6,211      7,537          7,670       11.0
 Other Federal Payments.............        962          1,163            1,234            1,543      1,357          2,594        3.7
                                          4,515          5,885            6,129            7,754      8,894         10,264       14.8
Total Revenue.......................   $ 55,786       $ 64,804         $ 66,044         $ 66,249   $ 68,609       $ 69,532      100.0
__________

Source: Ontario Ministry of Finance.

Totals may not add due to rounding.

(1) Outlook 2003-04 refers to information contained in the 2003 Ontario Economic Outlook and Fiscal Review.

(2) Consistent  with the  treatment  in the  2002-03  Public  Accounts,  the  Ontario  Electricity  Financial  Corporation  ("OEFC") is
    consolidated  on a  line-by-line  basis  starting in 1999-00.  Revenue totals for prior years have been restated to reflect the new accounting treatment.